UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission file number: 0-20892

ATTUNITY LTD.
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)
_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

This Form 6-K (including its exhibits) is hereby incorporated by reference into: Form F-3 Registration Statements File Nos. 333-173205, 333-138044, 333-119157, 333-122937 and 333-142286 and Form S-8 Registration Statements File Nos. 033-84180, 333-932, 333-11648, 333-122271, 333-122302, 333-142284 and 333-164656.

CONTENTS

Conversion of Notes

On January 4, 2012, Attunity Ltd. (the "Company" or "Attunity") issued a press release announcing that Messrs. Shimon Alon, the Chairman and CEO of Attunity, and Ron Zuckerman, a member of Attunity's Board of Directors, who are also the holders, in the aggregate, of approximately $740,000 of principal amount of the Company's outstanding convertible promissory notes due 2012 (the "Notes"), or approximately 47% of the total outstanding principal amount of the Notes, have agreed to immediately convert their Notes into ordinary shares of the Company (the "Ordinary Shares").

The aforesaid conversion was made pursuant to an offer made by the Company to the holders of the Notes (including Messrs. Alon and Zuckerman) in a total outstanding principal amount of approximately $1.6 million (the "Prepayment Offer"), the key terms of which are as follows:

•	the conversion ratio of that portion of the Notes being converted was increased, reflecting a reduction of the conversion price of the Notes from $0.62 to $0.50 per share;

•
each Note holder is entitled to payment, in cash or in additional Ordinary Shares (based on the new conversion ratio), of the interest payment due in 2012 (in a total amount of approximately $0.1 million for all Notes) plus accrued and unpaid interest for 2011 (in a total amount of approximately $0.2 million for all Notes); and

•	the Prepayment Offer expires on January 31, 2012.

As described above, Messrs. Alon and Zuckerman have elected to immediately convert all their Notes into Ordinary Shares. In connection therewith, Messrs. Alon and Zuckerman also exercised their existing rights to acquire approximately 160,000 additional Ordinary Shares at $0.12 per share, such that, altogether, each of Messrs. Alon and Zuckerman acquired approximately 0.9 million additional Ordinary Shares (including the aforesaid 160,000 shares), or 2.25% of the outstanding shares of the Company (on a post-issuance basis).

New Listing on a National Exchange

The Company also announced that it is considering the relisting of its Ordinary Shares on the NASDAQ or the NYSE Amex, pending market conditions and satisfaction of the applicable listing criteria.

A copy of the press release announcing the conversion and the listing of the shares is attached hereto as Exhibits 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This Form 6-K (including exhibits thereto) contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss the relisting on NASDAQ/AMEX, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations.

Factors that could cause or contribute to such differences include, but are not limited to: risks and uncertainties relating to the acquisition of RepliWeb, including costs and difficulties related to integration of acquired businesses, the combined companies’ financial results and performance, and ability to repay debt and timing thereof; our liquidity challenges and the need to raise additional capital in the future; market acceptance of the Attunity Replicate and the development of a market for such product; timely availability and customer acceptance of Attunity’s new and existing products; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s products; unknown factors affecting third parties with which Attunity has formed business alliances; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ.

For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s latest Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Exhibits

99.1	Press Release, dated January 4, 2012: Attunity Announces Agreements To Convert Outstanding Debt into Ordinary Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.
By:	/s/ Dror Harel-Elkayam
Dror Harel-Elkayam Chief Financial Officer and Secretary

Date: January 4, 2012